Exhibit 99.167

ENCORE CLOSES C$69.8 MILLION PRIVATE PLACEMENT FINANCING

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

FUELING THE FUTURE IN THE UNITED STATES

TSX.V: EU
OTCQB: ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, Dec. 6, 2022 /CNW/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (“enCore”) is pleased to announce the successful completion of its previously announced “bought deal” brokered private placement of an aggregate of 23,000,000 subscription receipts (the “Subscription Receipts”) of enCore at a price of C$3.00 per Subscription Receipt (the “Issue Price”) for aggregate gross proceeds to enCore of C$69 million (the “Offering”), including the full exercise of the Underwriters’ option. Concurrently, enCore completed a non-brokered private placement of 277,000 Subscription Receipts at the Issue Price for aggregate gross proceeds to enCore of C$831,000 (the “Concurrent Offering”, and collectively with the Offering, the “Private Placements”).

The Offering was completed pursuant to an underwriting agreement entered into among enCore, Canaccord Genuity Corp. (the “Lead Underwriter”), Haywood Securities Inc., Cantor Fitzgerald Canada Corporation, PI Financial Corp., Clarus Securities Inc., and Red Cloud Securities Inc. (together with the Lead Underwriter, the “Underwriters”). In consideration for their services, the Underwriters were paid a cash commission equal to 6% of the gross proceeds of the Offering (other than in respect of subscribers on the President’s List for which a 2% commission was paid), subject to 50% of the cash commission payable in respect of the Subscription Receipts being held in escrow pending the satisfaction of the Escrow Release Conditions (as defined below) and in accordance with the terms of the subscription receipt agreement entered into among enCore, Computershare Trust Company of Canada, as subscription receipt agent (the “Escrow Agent”), and the Lead Underwriter (the “Subscription Receipt Agreement”). Additionally, in consideration for their services, the Underwriters were issued an aggregate of 1,350,000 non-transferable broker warrants (the “Broker Warrants”) of enCore, with each Broker Warrant being exercisable into one common share (each, a “Broker Warrant Share”) of enCore at a price of C$3.25 per Broker Warrant Share from the date hereof until 27 months following the satisfaction of the Escrow Release Conditions. In connection with the Concurrent Offering, enCore paid an aggregate of $13,800 as finder’s fee commissions.

The net proceeds of the Private Placements will be used to fund the cash portion of the Consideration (as defined below) payable by enCore pursuant to the definitive agreement (the “Agreement”) to acquire the Alta Mesa In-Situ Recovery uranium project from Energy Fuels Inc. (the “Transaction”) for total consideration of US$120 million (the “Consideration”), and for working capital purposes. For further details relating to the Transaction, see the news release of enCore dated November 14, 2022.

Pursuant to the Subscription Receipt Agreement, the gross proceeds from the Private Placements (less 50% of the Underwriters’ cash commission and the Underwriters’ expenses) (the “Escrowed Funds”) will be held in escrow pending satisfaction of certain conditions, including, amongst others, (a) the satisfaction of each of the conditions precedent to the Transaction in accordance with the Agreement (other than the payment of the cash portion of the Consideration); and (b) the receipt of all required approvals in connection with the Transaction and the Offering, including, without limitation, conditional approval of the Exchange (collectively, the “Escrow Release Conditions”).

Upon satisfaction of the Escrow Release Conditions, each of the Subscription Receipts will automatically convert into one unit (a “Unit”) of enCore. Each Unit will be comprised of one common share of enCore (a “Common Share”) and one Common Share purchase warrant (a “Warrant”), with each Warrant entitling the holder thereof to acquire one Common Share (a “Warrant Share”) at a price of C$3.75 for a period of 3 years following the satisfaction of the Escrow Release Conditions. If the Escrow Release Conditions have not been satisfied on or prior to February 14, 2023, the Escrow Agent shall return the Issue Price plus any interest earned on the Escrowed Funds, to the holders of Subscription Receipts and the Subscription Receipts shall be cancelled.

All securities issued under the Private Placements will be subject to a hold period expiring four months and one day from the date hereof. The Private Placements remain subject to final acceptance of the TSX Venture Exchange.

The Subscription Receipts were offered in each of the provinces of Canada on a private placement basis, to investors in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “US Securities Act”), and in those jurisdictions outside of Canada and the United States which were agreed to by enCore and the Underwriters.

The securities have not been, and will not be, registered under the U.S Securities Act or any US state securities laws, and may not be offered or sold in the United States without registration under the US Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About enCore Energy Corp.

enCore Energy is the most diversified In-Situ Recovery uranium development company in the United States and recently announced it entered into a definitive agreement to acquire the Alta Mesa In-Situ Recovery uranium project (the “Transaction”). The Transaction will position enCore as a leading US- focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey-Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long- term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including: any information relating to the Company being a leading uranium company; the ability of the Company to complete the acquisition of Alta Mesa and to realize the expected benefits of the acquisition; statements relating to the intended use of the net proceeds of the Offering and the completion of the Transaction and the Offering; statements relating to final acceptance of the Exchange; expectations regarding exploration potential; and any other statements regarding future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, “forward-looking statements”). All statements in this news release that are not statements of historical fact (including statements containing the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled”, “forecast”, “budget” and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the companies’ ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to forward looking statements listed above which include risks as disclosed in the companies’ annual information form filings. Each of the above companies assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the above companies with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward- looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

SOURCE enCore Energy Corp.

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%SEDAR: 00029787E

For further information: Please contact: William M. Sheriff, Executive Chairman, (972) 333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 09:11e 06-DEC-22

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